UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 10, 2022

TPB ACQUISITION CORPORATION I

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-40732	98-1582136
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1 Letterman Drive, Suite A3-1 San Francisco, CA	94129
(Address of Principal Executive Offices)	(Zip Code)

(415) 854-7074

Registrant’s telephone number, including area code:

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	TPBAU	Nasdaq Capital Market

Class A ordinary shares included as part of the units	TPBA	Nasdaq Capital Market

Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	TPBAW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On November 10, 2022, Lavoro Agro Limited (“Lavoro”) and TPB Acquisition Corporation I (“TPB Acquisition Corp.”) hosted an investor and analyst day webcast in connection with their previously announced proposed business combination. On that same say, Lavoro and TPB Acquisition Corp. will post the related presentation to the aforementioned investor and analyst day on their respective investor websites. The related presentation is furnished as Exhibit 99.1 and incorporated into this Item 7.01 by reference.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filing of TPB Acquisition Corp. under Securities Act of 1933, as amended or the Exchange Act, regardless of any general incorporation language in such filings. The information in this Current Report on Form 8-K under this item 7.01 (including Exhibit 99.1) will not be deemed an admission as to the materiality of any information that is required to be disclosed solely to satisfy the requirements of Regulation FD.

Additional Information and Where to Find It

The proposed business combination will be submitted to shareholders of TPB Acquisition Corp. for their consideration. Lavoro Limited has filed a registration statement on Form F-4 (the “Registration Statement”), which includes a preliminary proxy statement to be distributed to TPB Acquisition Corp.’s shareholders in connection with TPB Acquisition Corp.’s solicitation for proxies for the vote by TPB Acquisition Corp.’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. TPB Acquisition Corp.’s shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with TPB Acquisition Corp.’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents contain important information about TPB Acquisition Corp., Lavoro and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by SPAC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to: TPB Acquisition Corporation I, 1 Letterman Drive, Suite A3-1, San Francisco, CA 94129.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

TPB Acquisition Corp., Lavoro and their directors and executive officers may be deemed to be participants in the solicitation of proxies from TPB Acquisition Corp.’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of TPB Acquisition Corp. and Lavoro and information regarding their interests in the proposed business combination is set forth in the Registration Statement. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

The information in this communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Certain statements made in this communication are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Lavoro, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed business combination with TPB Acquisition Corp. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro and TPB Acquisition Corp.

These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that shareholder approval will not be obtained; the risk that the transaction may not be completed by TPB Acquisition Corp.’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TPB Acquisition Corp.; the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the proposed business combination agreement by the shareholders of TPB Acquisition Corp.; the lack of a third party valuation in determining whether or not to pursue the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination agreement; the effect of the announcement or pendency of the proposed transaction on Lavoro’s business relationships, operating results, and business generally; risks that the proposed transaction disrupts current plans and operations of Lavoro and potential difficulties in employee retention as a result of the proposed transaction; the outcome of any legal proceedings that may be instituted against Lavoro, TPB Acquisition Corp. or the combined company related to the proposed business combination agreement or the proposed transaction; the ability to maintain the listing of TPB Acquisition Corp.’s securities on a national securities exchange; the price of TPB Acquisition Corp.’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which TPB Acquisition Corp. plans to operate or Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting TPB Acquisition Corp.’s or Lavoro’s business; Lavoro’s inability to meet or exceed its financial projections and changes in the combined capital structure; changes in general economic conditions, including as a result of the COVID-19 pandemic; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; changes in domestic and foreign business, market, financial, political and legal conditions; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination agreement; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries and other risks and uncertainties indicated from time to time in the final prospectus of TPB Acquisition Corp. for its initial public offering and the proxy statement/prospectus filed by Lavoro relating to the proposed business combination or in the future, including those under “Risk Factors” therein, and in TPB Acquisition Corp.’s other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TPB Acquisition Corp. nor Lavoro presently know or that TPB Acquisition Corp. nor Lavoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements reflect TPB Acquisition Corp.’s and Lavoro’s expectations, plans or forecasts of future events and views as of the date of this communication. TPB Acquisition Corp. and Lavoro anticipate that subsequent events and developments will cause TPB Acquisition Corp.’s or Lavoro’s assessments to change. However, while TPB Acquisition Corp. and the TPB Acquisition Corp. may elect to update these forward-looking statements at some point in the future, TPB Acquisition Corp. and Lavoro specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing TPB Acquisition Corp.’s or Lavoro’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication and/or other information does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication and/or other information relates to a potential financing through a private placement of common stock of a newly formed holding company to be issued in connection with the transaction. This communication shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Investor and Analyst Day Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TPB Acquisition Corporation I

Date: November 10, 2022	By:	/s/ David Friedberg
	Name:	David Friedberg
	Title:	Chief Executive Officer